Array Technologies, Inc.

3901 Midway Place NE

Albuquerque, New Mexico 87109

May 24, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention: Alex King

Re:	Array Technologies, Inc.

Registration Statement on Form S-1

File No. 333-264950

Dear Mr. King:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Array Technologies, Inc. (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on May 26, 2022, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Michael Kim, of Kirkland & Ellis LLP, special counsel to the Company, at (212) 446-4746, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Nipul Patel
Nipul Patel Chief Financial Officer